Filed Pursuant to Rule 424(b)(3)
Registration No. 333-231135
Prospectus Supplement No. 2
(to Prospectus dated June 28, 2019)
Babcock & Wilcox Enterprises, Inc.
Common Stock
Nontransferable Subscription Rights to Purchase up to 166,666,667 Shares of Common Stock at $0.30 per Share

This prospectus supplement no. 2 supplements the prospectus dated June 28, 2019, as previously supplemented, relating to the distribution to the holders of our common stock as of 5:00 p.m., New York City time, on June 27, 2019 of non-transferable subscription rights to purchase up to an aggregate of 166,666,667 newly-issued shares of our common stock.

On July 15, 2019, we issued a press release announcing our turn over of a biomass-to-energy plan in Margam, Wales to Margam Green Energy Ltd. by our subsidiary, Babcock & Wilcox Vølund A/S. We are filing this prospectus supplement to update and supplement the information included or incorporated by reference in the prospectus dated June 28, 2019, as previously supplemented, with the information contained in the press release, which is attached to and a part of this prospectus supplement.

This prospectus supplement should be read in conjunction with the prospectus dated June 28, 2019, as previously supplemented, and may not be delivered or utilized without the prospectus. To the extent there is a discrepancy between the information contained in this prospectus supplement and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.

Neither we nor our Board of Directors has made any recommendation as to whether you should exercise your rights, although our directors and executive officers may exercise their rights in their individual capacities. You are urged to carefully review the subscription materials we will provide and consult with your own legal and financial advisors when deciding whether or not to exercise your rights.

In reviewing this prospectus supplement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 17 of the prospectus dated June 28, 2019, as previously supplemented.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the adequacy or accuracy of this prospectus as truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 15, 2019.

News Release

B&W Vølund Turns Over Biomass Energy Project to Customer in Wales

–	Project is fifth European engineer-procure-construct (EPC) loss project company has completed and turned over to customers in recent months

–	Vølund to provide operations and maintenance services under 15-year contract

(BARBERTON, Ohio – July 15, 2019) – Babcock & Wilcox Enterprises, Inc. (NYSE:BW) (B&W) announced today that its subsidiary, Babcock & Wilcox Vølund A/S (Vølund), has successfully turned over a biomass-to-energy plant in Margam, Wales, to Margam Green Energy Ltd.

Vølund will operate the plant for its customer under a 15-year operations and maintenance contract. The plant is designed to burn waste wood to generate approximately 40 megawatts of electricity and features Vølund’s patented DynaGrate® technology.

The Margam project was referred to as the “second project” in B&W’s previous public disclosures about its European EPC loss projects.

“Vølund’s proven, world-class boiler and grate technologies will provide an environmentally sound source of power to approximately 75,000 homes and businesses,” said B&W Chief Executive Officer Kenneth Young. “We appreciate and thank our customer for the opportunity to deliver our technology that will provide reliable and clean energy for the region.

“This project also further reinforces our role as a global leader in providing advanced waste and biomass-fired boiler and grate technologies,” Young said.

About B&W
Babcock & Wilcox is a global leader in energy and environmental technologies and services for the power and industrial markets and has been transforming our world for 152 years. Follow us on Twitter @BabcockWilcox and learn more at www.babcock.com.

Forward-Looking Statements
B&W Enterprises, Inc. (the “Company”) cautions that this release contains forward-looking statements, including, without limitation, statements relating to our strategic objectives; our business execution model; management’s expectations regarding the industries in which the Company operates; our guidance and forecasts; our cost reduction efforts; and project execution. These forward-looking statements are based on management’s current expectations and involve a number of risks and uncertainties, including, among other things, our ability to continue as a going concern; our ability to obtain and maintain sufficient financing to provide liquidity to meet our business objectives, surety bonds, letters of credit and similar financing; our ability to satisfy requirements under our revolving credit facility as recently amended, if at all; our ability to obtain all stockholder and regulatory approvals for the rights offering, issuance of warrants, reverse stock split and related transactions and proposals; our ability to complete said transactions in a timely manner, if at all; the highly competitive nature of our businesses; general economic and business conditions, including changes in interest rates and currency exchange rates; general developments in the industries in which the Company is involved; cancellations of and adjustments to backlog and the resulting impact from using backlog as an indicator of future earnings; our ability to perform contracts on time and on budget, in accordance with the schedules and terms established by the applicable contracts with customers; failure by third-party subcontractors, joint venture partners or suppliers to perform their obligations on time and as specified; our ability to realize anticipated savings and operational benefits from our restructuring plans, and other cost-savings initiatives; our ability to successfully address productivity and schedule issues in our Vølund and Other Renewable segment, including the ability to complete our European EPC projects within the expected time frame and the estimated costs; our ability to successfully partner with third parties to win and execute contracts within the Vølund and Other Renewable segment; changes in our effective tax rate and tax positions including any limitation on our ability to use our net operating loss carry forwards and other tax assets as a result of “ownership change” under Section 382 of the Internal Revenue Code; our ability to maintain operational support for our information systems against service outages and data corruption, as well as protection against cyber-based network security breaches and theft of data; our ability to protect our intellectual property and renew licenses to use intellectual property of third parties; our use of the percentage-of-completion method to recognize revenue on time; our ability to successfully manage research and development projects and costs, including our efforts to successfully develop and commercialize new technologies and products; the operating risks normally incident to our lines of business, including professional liability, product liability, warranty and other claims against us; changes in, or our failure or inability to comply with, laws and government regulations; actual or anticipated changes in governmental regulation, including trade and tariff policies; difficulties the Company may encounter in obtaining regulatory or other necessary permits or approvals; changes in, and liabilities relating to, existing or future environmental regulatory matters; changes in actuarial assumptions and market fluctuations that affect our net pension liabilities and income; potential violations of the Foreign Corrupt Practices Act; our ability to successfully compete with current and future competitors; the loss of key personnel and the continued availability of qualified personnel; our ability to negotiate and maintain good relationships with labor unions; changes in pension and medical expenses associated with our retirement benefit programs; social, political, competitive and economic situations in foreign countries where the Company does business or seek new business; the possibilities of war, other armed conflicts or terrorist attacks; the willingness of customers and suppliers to continue to do business with us on reasonable terms and conditions; our ability to successfully consummate strategic alternatives for non-core assets, if the Company determines to pursue them; and our ability to maintain the listing of our common stock on the NYSE. If one or more of these risks or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K for the year ended December 31, 2018 and our most recent quarterly report on Form 10-Q for the quarterly period ended March 31, 2019. The Company cautions not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and undertakes no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

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Investor Contact:	Media Contact:
Megan Wilson	Ryan Cornell
Vice President, Corporate Development & Investor Relations	Public Relations
Babcock & Wilcox	Babcock & Wilcox
704.625.4944 | investors@babcock.com	330.860.1345 | rscornell@babcock.com